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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                       SEC File Number 000-25169

                           NOTIFICATION OF LATE FILING

     (Check One): _X_  Form 10-K and Form 10-KSB ____ Form 11-K ____ Form 20-F
                  ____ Form 10-Q and Form 10QSB ____ Form N-SAR

         For Period Ended:                July 31, 2004
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|_| Transition Report on Form 10-K       |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F       |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

For the Transition Period Ended:______________________________________________

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:               Generex Biotechnology Corporation
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Former name if applicable

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Address of principal executive office  (Street and number)
33 Harbour Square, Suite 202

City, state and zip code    Toronto, Ontario Canada M5J 2G2
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                                     PART II
                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


X   |    (a) The reasons described in reasonable detail in Part III of this form
    |    could not be eliminated without unreasonable effort or expense;
    |
    |    (b) The subject annual report, semi-annual report, transition report on
    |    Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed
    |    on or before the 15th calendar day following the prescribed due date;
X   |    or the subject quarterly report or transition report on Form 10-Q, or
    |    portion thereof will be filed on or before the fifth calendar day
    |    following the prescribed due date; and
    |
    |    (c) The accountant's statement or other exhibit required by Rule
    |    12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         We have been engaged with third parties in attempting to close certain financing transactions, the terms of which have been substantially agreed upon, but for which definitive agreements have not yet been signed. As a result of our efforts in trying to close these transactions we have been unable to complete our Annual Report on Form 10-K.
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                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         Gary A. Miller, Esq.                 215                 851-8472
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              (Name)                       (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                    X Yes    No
                                                                   ---    ---
         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                    X Yes    No
                                                                   ---    ---

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         We had a net loss of $18,362,583 for the year ended July 31, 2004 (fiscal 2004) compared to a net loss of $13,261,764 in the year ended July 31, 2003 (fiscal 2003). The net loss for fiscal 2004 and 2003 excludes $810,003 and $764,154, respectively, in non-cash stock dividend on preferred shares. The increase in our fiscal 2004 net loss resulted from an increase in research and development expenses (to $8,522,984 from $5,150,075) and an increase in general and administrative expenses (to $10,669,541 from $8,698,615). Our interest and miscellaneous income (net of interest expense) in fiscal 2004 decreased to $129,198 from $565,511 in fiscal 2003 due to decreases in our cash and short-term investments and lower interest rates. We received higher income from rental operations (net of expense) of $73,560 in fiscal 2004 compared to $20,790 in fiscal 2003. Because we are a development stage company, we have not generated any revenues from the sale of our products, but have incurred substantial expenses in the research and development of those products. Accordingly, we rely heavily on public and private equity financing and certain other sources to raise capital sufficient to meet our working capital requirements. As a result of certain financing transactions we completed during the fiscal years ended 2003 and 2004, we had cash and short term investments (primarily notes of U.S. corporations) of approximately $14.7 million on July 31, 2003 versus approximately $5 million on July 31, 2004.


                        Generex Biotechnology Corporation
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  10/29/04                                    /s/ Anna Gluskin
    -------------------                           ------------------------------
                                                  Name: Anna Gluskin
                                                  Title: CEO


                  Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

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         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.